Exhibit 21.1

National Beef Packing Company, LLC

Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which Business is Done
Kansas City Steak Company, LLC	Missouri	Kansas City Steak Company, LLC
Farmland National Beef aLF, LLC	Delaware	Farmland National Beef aLF, LLC
aLF Ventures, LLC	Delaware	aLF Ventures, LLC
National Beef Japan, Inc.	Japan	National Beef Japan, Inc.
NBP Korea, Inc.	Korea	NBP Korea, Inc.
National Carriers, Inc.	Kansas	National Carriers, Inc.
NCI Leasing, Inc.	Kansas	NCI Leasing, Inc.
NB Finance Corp.	Delaware	NB Finance Corp.